Exhibit 99.1

DEFIANCE INTEGRATED TECHNOLOGIES, INC

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

Napoleon, Ohio

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

INDEPENDENT AUDITOR’S REPORT

To the Shareholders

Defiance Integrated Technologies, Inc.

Napoleon, Ohio

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Defiance Integrated Technologies, Inc., which comprise the consolidated balance sheets as of December 31, 2017, 2016 and 2015, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(Continued)

1.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Defiance Integrated Technologies, Inc. as of December 31, 2017, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Fort Wayne, Indiana

March 6, 2018

2.

CONSOLIDATED FINANCIAL STATEMENTS

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2017, 2016 and 2015

	2017	2016	2015
ASSETS
Current assets
Cash in bank	$970	$970	$5,253
Accounts receivable, trade net of allowance for doubtful accounts: 2017 - $483; 2016 - $3,000; 2015 - $26,700	3,067,305	2,740,338	3,094,626
Accounts receivable, other	127,011	80,238	70,804
Income tax receivable	216,268	264,356	942,237
Inventories	3,159,176	2,579,473	2,083,612
Prepaid expenses	431,512	393,143	394,470

Total current assets	7,002,242	6,058,518	6,591,002

Property, plant and equipment
Land	35,000	35,000	300,250
Leasehold improvements	688,721	566,010	566,010
Machinery and equipment	8,063,437	7,701,758	7,462,956
Office equipment	104,685	106,176	137,284
Construction in process	4,005,186	138,821	222,688

	12,897,029	8,547,765	8,689,188
Less accumulated depreciation	5,013,855	4,171,726	3,344,663

	7,883,174	4,376,039	5,344,525

Goodwill	2,159,134	2,159,134	2,159,134
Unpatented technology	5,120,000	5,120,000	5,120,000
Customer relationships, net	—	—	194,780
Non-compete agreement, net	17,500	20,000	20,000
Debt issuance costs, net	71,263	26,440	43,139

Total assets	$22,253,313	$17,760,131	$19,472,580

(Continued)

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2017, 2016 and 2015

	2017	2016	2015
LIABILITIES
Current liabilities
Bank overdraft	$652,077	$581,050	$5,633
Accounts payable	1,217,628	852,174	1,027,497
Accrued expenses	1,161,278	900,200	791,365
Current maturities of long-term debt	166,855	320,000	508,959

Total current liabilities	3,197,838	2,653,424	2,333,454

Revolving credit facility	532,383	488,122	942,436
Fair value of derivative liability	—	—	833,168
Long-term debt, less current maturities	9,900,026	5,824,623	6,888,917
Deferred tax liability	1,168,000	1,831,000	2,092,000

Total liabilities	14,798,247	10,797,169	13,089,975

SHAREHOLDERS’ EQUITY
Preferred stock (4,750 shares authorized. 0 shares issued and outstanding at December 31, 2017 and 4,750 shares authorized, issued and outstanding with $.01 par value at December 31, 2016 and 2015; $0, $389,029 and $366,478 liquidation preference at December 31, 2017, 2016 and 2015, respectively)	—	48	48
Common stock (55,500, 55,500, 50,000 shares authorized with $.01 par value, issued and outstanding 37,050 shares at December 31, 2017 and 2016, and 19,391 shares at December 31, 2015)	371	371	194
Additional paid in capital	1,058,698	1,265,717	686,099
Retained earnings	6,395,997	5,696,826	5,696,264

Total shareholders’ equity	7,455,066	6,962,962	6,382,605

Total liabilities and shareholders’ equity	$22,253,313	$17,760,131	$19,472,580

See accompanying notes to the consolidated financial statements.

3.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
Net sales	$25,798,585	$22,681,730	$26,661,374
Cost of sales	22,211,826	19,247,388	22,453,973

Gross profit	3,586,759	3,434,342	4,207,401

Selling, general and administrative expenses	2,483,024	2,412,000	2,372,937
Relocation expenses	—	—	2,263,749
Impairment of long lived asset	—	265,250	—
Impairment of intangible asset	—	173,336	—
Share based compensation	42,933	28,525	20,582

Income (loss) before other expenses	1,060,802	555,231	(449,867)

Other (income) expenses
Change in fair value of derivative liability	—	—	48,451
Other (income) expense	29,093	(10,399)	(30,725)
Interest expense	873,788	768,060	778,800

Total other expense	902,881	757,661	796,526

Income (loss) before (benefit from) provision for income taxes	157,921	(202,430)	(1,246,393)
(Benefit from) provision for income taxes	(686,035)	(202,992)	(482,485)

Net income (loss)	$843,956	$562	$(763,908)

See accompanying notes to the consolidated financial statements.

4.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2017, 2016 and 2015

	Preferred Stock		Common Stock
	Number of		Number of		Additional Paid	Retained
	Shares	Amount	Shares	Amount	in Capital	Earnings	Total
Balance at January 1, 2015	4,750	$48	19,391	$194	$665,517	$6,460,172	$7,125,931
Stock option compensation	—	—	—	—	20,582	—	20,582
Net loss for the year ended December 31, 2015	—	—	—	—	—	(763,908)	(763,908)

Balance at December 31, 2015	4,750	$48	19,391	$194	$686,099	$5,696,264	$6,382,605
Repurchase of shares	—	—	(262)	(3)	(31,896)	—	(31,899)
Sale of shares	—	—	17,921	180	582,989	—	583,169
Stock option compensation	—	—	—	—	28,525	—	28,525
Net income for the year ended December 31, 2016	—	—	—	—	—	562	562

Balance at December 31, 2016	4,750	$48	37,050	$371	$1,265,717	$5,696,826	$6,962,962
Repurchase of shares	(4,750)	(48)	—	—	(249,952)	—	(250,000)
Dividend Paid	—	—	—		—	(144,785)	(144,785)
Stock option compensation	—	—	—	—	42,933	—	42,933
Net income for the year ended December 31, 2017	—	—	—	—	—	843,956	843,956

Balance at December 31, 2017	—	$—	37,050	$371	$1,058,698	$6,395,997	$7,455,066

See accompanying notes to the consolidated financial statements.

5.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
Cash flows from operating activities
Net income (loss)	$843,956	$562	$(763,908)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities Depreciation and amortization	888,751	865,206	862,683
Loss on asset disposal	2,976	—	36,798
Impairment of long lived asset	—	265,250	—
Impairment of intangible asset	—	173,336	—
Share based compensation	42,933	28,525	20,582
Change in fair value of derivative liability	—	—	48,451
Deferred taxes	(663,000)	(261,000)	135,145
Changes in current assets and liabilities
Inventories	(579,702)	(495,861)	715,670
Accounts receivable	(406,868)	344,854	756,544
Income tax receivable	48,088	677,881	(942,237)
Prepaid expenses	(38,369)	1,327	(92,401)
Accounts payable and accrued expenses	332,465	(66,488)	(892,437)

Net cash provided by (used for) operating activities	471,230	1,533,592	(115,110)

Cash flows from investing activities
Capital expenditures	(4,050,637)	(123,827)	(1,218,464)
Proceeds from asset disposal	—	—	500

Net cash used for investing activities	(4,050,637)	(123,827)	(1,217,964)
Cash flows from financing activities
Checks written in excess of bank balance	71,026	575,417	(138,080)
Debt issuance costs	(63,352)	—	(50,097)
Payments on revolving credit facility	(11,683,042)	(7,369,088)	(11,294,623)
Borrowings on revolving credit facility	11,727,302	6,914,774	12,237,059
Payments on long-term debt	(15,959)	(1,013,253)	(1,110,737)
Borrowings on term notes payable	2,018,216	—	865,000
Payments on derivative liability	—	(833,168)	(750,000)
Borrowings on subordinated debt	2,000,000	—	—
Payments on subordinated debt	(80,000)	(240,000)	(80,000)
Repurchase of preferred stock	(250,000)	—	—
Dividends paid	(144,784)	—	—
Repurchase of common stock	—	(31,899)	—
Issuance of common stock	—	583,169	—

Net cash used for financing activities	3,579,407	(1,414,048)	(321,478)

Net change in cash	—	(4,283)	(1,654,552)

Cash, beginning of period	970	5,253	1,659,805

Cash, end of period	$970	$970	$5,253

See accompanying notes to the consolidated financial statements.

6.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Defiance Integrated Technologies, Inc. (the “Company”) and its wholly-owned subsidiaries Defiance Stamping Company and Pro Shear Corporation. All intercompany accounts and transactions have been eliminated.

General: The Defiance Stamping Company manufactures stamped metal products at its Napoleon, Ohio facility primarily for customers in the heavy truck and automotive industry. Pro Shear Corporation manufactures and assembles components used in cars and trucks at its Fort Wayne, Indiana facility.

Revenue Recognition: Revenue is recognized upon shipment of product.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are considered to be share based compensation, reserves related to uncollectible accounts receivable, inventory, a derivative liability and carrying values of goodwill and other intangible assets.

Accounts Receivable, trade: The Company sells to customers using credit terms customary in its industry. Interest is not normally charged on outstanding receivables. Based principally on historical losses, aging from invoice dates, and prevailing economic conditions, the Company reduces recorded receivables to their estimated net realizable value by a valuation allowance.

Inventories: Inventories are stated at the lower of cost, first-in, first-out (FIFO) method or net realizable value.

Property. Plant and Equipment: Depreciation is provided using the straight-line method over the estimated useful lives of the respective acquired assets. Leasehold improvements are amortized over the lesser of the improvement’s estimated economic useful life or the remaining term of the lease to which the improvement is subject. Costs and related accumulated depreciation are removed from the accounts for assets retired from service and a gain or loss on disposition is recorded in income when realized. Depreciation expense for 2017, 2016 and 2015 was $867,722, $827,063 and $826,781, respectively.

The Company annually, or as required, evaluates the recoverability of its long-lived assets, primarily property, plant and equipment. The Company evaluates recoverability when events and circumstances indicate that the net carrying value of its long-lived assets may not be recoverable. The Company owns land in Defiance, Ohio that was previously acquired for potential expansion of its then existing facility. In 2016, subsequent to the relocation of the facility to Napoleon, Ohio, the Company determined that it would not use this land for future operations. The Company had the land appraised and recorded an impairment loss of $265,250 to adjust this asset to its fair value. The land was appraised using the sales comparison method. There were no such impairments in 2017 and 2015.

Goodwill: Goodwill is recorded at cost and is assessed at least annually for impairment with any such impairment recognized in the current results of operations. The Company first utilizes a qualitative assessment in determining if goodwill is potentially impaired. If based on the qualitative analysis there is potential impairment, the Company then performs a quantitative assessment. The Company considers qualitative factors such as macroeconomic conditions, industry conditions, financial performance and other entity specific conditions to determine whether it is more likely than not that the fair value of the reporting units is less than its carrying amount. The Company reviewed the carrying value of goodwill during fiscal 2017, 2016 and 2015 and determined no impairment exists.

(Continued)

7.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Intangible Assets: The Company assessed the value of intangible assets at the time the Company was organized. The unpatented technology production process has an indefinite life and is evaluated each year for impairment. Intangible assets having a finite life were amortized by the straight-line method over the estimated benefit period (customer relationships – 180 months). The Company reviewed the carrying value of other intangible assets during fiscal 2016 and determined that the value of the customer relationship intangible was impaired due to the loss of sales from the customers to which this relates. An impairment loss of $173,336 was recorded in 2016. There were no such impairments recorded in 2017 and 2015.

Debt Issue Costs: Fees paid to creditors and third-party costs directly associated with debt agreements are capitalized as debt issue costs and amortized over the term of the related debt using the straight-line method as through interest expense on the statement of income and is reported as an operating cash flow through amortization on the statement of cash flows. The costs are materially related to the revolving line of credit and therefore have been classified as an asset.

Fair Value of Financial Instruments: Cash, accounts receivable, accounts payable, and short-term accrued expenses are reflected in the financial statements at historical value, which approximates fair value, because of the short-term duration of these instruments. The carrying value of the revolving line of credit and equipment note payable approximate fair value due to interest rates which are currently available to the Company for debt with similar terms and maturities.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of items:

Derivative: The Company’s derivative was related to a contingent interest feature on the subordinated debt and was reported at fair value. Fair value was obtained from the balance that is due to the holder of the instrument which was based on an initial amount owed with interest compounding on a monthly basis. The Company then prepared assumptions for an appropriate interest rate and an expected probability of a change in control to estimate the fair value of the instrument. The Company determined these to be Level 2 inputs. The Company determined the fair value of the derivative to be recorded as a liability was $833,168 at December 31, 2015. The Company paid off the derivative liability in May 2016.

(Continued)

8.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company believes it is not practicable to determine the fair value of its subordinated related party notes payable to its majority equity holder, which are subordinated to the line of credit and equipment note payable. Unlike typical long-term debt, interest rates and other terms for subordinated debt are not readily available and generally involve a variety of factors, including due diligence by the debt holders. As such, it is not practicable to determine the fair value of the subordinated note payable without incurring excessive cost. Although it is not practicable to determine the fair value of its subordinated debt, the Company has experienced consistent operating results since the agreement was entered into, interest rates have not changed significantly, and management believes there have been no changes in its credit status. As such, management believes the fair value of the subordinated debt approximates its carrying amount.

Income Tax and Uncertain Tax Positions: The Company operates as a C Corporation for income tax purposes. Accordingly, deferred income tax assets and liabilities are computed based upon differences between the financial statements and tax basis of assets and liabilities that result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

The Company follows guidance issued by the Financial Accounting Standards Board (FASB) with respect to accounting for uncertainty in income taxes. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Management is not aware of any uncertain tax positions.

The Company is subject to U.S. federal income tax, as well as various state income taxes. The Company is no longer subject to examination by taxing authorities for years before 2013. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any amounts accrued for interest and penalties at December 31, 2017, 2016 and 2015. As a result of the Tax Cuts and Jobs Act of 2017, the Company revalued its deferred tax position at December 31, 2017 based on the new tax rates passed. This revaluation resulted in $644,000 of income tax benefit being recognized in 2017.

Capital Structure: The Company’s equity structure consists of 55,500, as of December 31, 2017 and 2016, and 50,000, as of December 31, 2015, duly authorized shares of common stock, $.01 par value per share, with 37,050 issued and outstanding at December 31, 2017 and 2016 and 19,391 issued and outstanding at December 31, 2015. The Company issued 17,921 shares of common stock at fair value during the year ended December 31, 2016 to primarily the majority shareholder. The Company also had 4,750 duly authorized and issued shares of callable Preferred A Stock, $.01 par value per share at December 31, 2016 and 2015. The Preferred A Stock was repurchased in March 2017.

The holders of shares of Preferred A Stock were entitled to be paid in preference to the holders of any and all other classes of capital stock of the Company, out of funds legally available therefore, when and as declared by the board of directors. Dividends were cumulative at a rate of 6% per annum, compounded quarterly. Dividends of $144,785 were paid in March 2017, at which time the Preferred A Stock was repurchased.

Stock Based Compensation: The Company recognizes compensation expense in the consolidated financial statements for awards of equity instruments to employees based on the grant-date fair value of those awards, estimated in accordance with provisions of Accounting Standards Codification (ASC) 718. Stock based compensation expense for 2017, 2016 and 2015 approximated $42,933, $28,525, and $20,582, respectively, and is recorded in share based compensation on the consolidated income statement and recorded as additional paid-in capital on the consolidated balance sheets.

(Continued)

9.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Relocation Costs: The Company relocated its Defiance Stamping facility from Defiance, Ohio to Napoleon, Ohio during 2015. Relocation costs, which consist of moving costs, remaining lease payments, and other costs associated with replaced facilities and other related expenses, are expensed as incurred.

Insurance Proceeds: The Company nets insurance proceeds with the expenses incurred. During 2016, expenses totaling $449,025 were incurred related to a significant press failure. Insurance proceeds received for this failure were $312,895, resulting in $136,130 of net expense being recorded.

Supplemental Cash Flow Information: The following table sets forth non-cash financing and investing activities and other cash flow information.

	2017	2016	2015
Supplemental disclosure of noncash investing and financing activity
Capital expenditures paid by borrowings on long-term debt	$—	$—	$191,503
Unpaid purchases of property and equipment included in accounts payable	$327,195	$—	$—
Supplemental disclosures of cash flow information:
Cash paid for interest	$826,081	$757,307	$766,932
Cash received for income taxes	$(71,123)	$(619,873)	$(13,984)

Subsequent Events: Management has performed an analysis of the activities and transactions subsequent to December 31, 2017 to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year ended December 31, 2017. Management has performed their analysis through March 6, 2018, the date the financial statements were available to be issued.

NOTE 2 – INVENTORIES

Inventories consisted of the following at December 31, 2017, 2016 and 2015:

	2017	2016	2015
Raw materials	$1,109,271	$1,069,170	$735,003
Work in process	1,851,165	1,080,218	916,487
Finished goods	198,740	430,085	432,122

	$3,159,176	$2,579,473	$2,083,612

(Continued)

10.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

NOTE 3 – GOODWILL AND INTANGIBLE ASSETS

	2017		2016		2015
	Gross Carrying	Accumulated	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization
Un-amortized intangibles
Unpatented technology	$5,120,000	N/A	$5,120,000	N/A	$5,120,000	N/A

Amortized intangibles
Non-compete agreement	40,000	(22,500)	40,000	(20,000)	40,000	(20,000)
Customer relationships	—	—	—	—	321,656	(126,876)

	$5,160,000	$(22,500)	$5,160,000	$(20,000)	$5,481,656	$(146,876)

Debt issuance costs	$113,450	$(42,186)	$50,097	$(23,657)	$50,097	$(6,958)

Goodwill	$2,159,134	N/A	$2,159,134	N/A	$2,159,134	N/A

Other intangible assets include the unpatented technology production process of heavy duty truck axle nuts and washers, customer relationships, and a non-compete agreement.

The customer relationship intangible asset was acquired in 2010 as part of the purchase of Specialty Engine of America, Inc. This business has declined significantly and in 2016 management determined the fair value to be $0. An impairment loss of $173,336 was recorded to write down the customer relationship intangible asset to the fair value in 2016. The non-compete asset includes agreements with 2 key employees acquired as part of the purchase of JBM Tool & Die. Each agreement is amortized using the straight-line method over the 2 year benefit period when triggered by the respective employees no longer being employed by the Company. One of the employees departed the company in 2013, while the other departed in 2017. Amortization expense for the non-compete agreement was $2,500, $0, and $7,500 for the year ended December 31, 2017, 2016 and 2015, respectively.

Debt issuance costs are amortized over the remaining life of the related notes. Estimated amortization expense for debt issuance costs as of December 31, 2017 was:

2018	$21,091
2019	21,091
2020	14,633
2021	5,593
2022	5,593
Thereafter	3,262

$71,263

NOTE 4 – BANK LINE OF CREDIT

During 2015, the Company had a credit and financing agreement that provided for a revolving line of credit of up to $3,000,000 and term notes. The revolving line of credit was subject to a borrowing base calculation and bore interest at the 30 day LIBOR rate plus 2.50%. The Company replaced this credit agreement with a new credit agreement with a different commercial lender in August 2015. In August 2017, the Credit Agreement was amended to increase the borrowing capacity to $6,000,000, change interest to one month LIBOR plus 3.50% or prime plus 0.50%, and extend the maturity date to August 2020. The borrowing capacity on the revolving line of credit was $4,000,000 at December 31, 2016 and 2015. Prior to the amendment, the revolving credit agreement bore interest at the one month LIBOR plus 3.00% or prime (effective rate of 5.00%, 3.75% and 3.50% at December 31, 2017, 2016 and 2015, respectively).

(Continued)

11.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

NOTE 4 – BANK LINE OF CREDIT (Continued)

The agreement is collateralized by all the assets of the Company. The Company had outstanding borrowings of $532,383, $488,122 and $942,436 and borrowing availability of $2,576,332, $2,427,734 and $2,025,960 at December 31, 2017, 2016 and 2015, respectively. In accordance with the terms of the credit agreement, the Company must comply with certain financial covenants. The Company was in compliance with its financial covenants at December 31, 2017, 2016 and 2015.

NOTE 5 – LONG-TERM DEBT

Long-term debt at December 31, 2017, 2016 and 2015 consists of the following:

	2017	2016	2015

Note payable to the Company’s majority equity holder, quarterly principal payments of $80,000 commenced on October 1, 2010 but have been suspended from time to time at the discretion of the loan holder. Per the modified agreement entered into August 2017, quarterly principal payment of $80,000 resume January 1, 2019 and interest is computed at the higher of one-month LIBOR plus 9.50% or at 11%. Prior to the amendment, interest was computed at the higher of one-month LIBOR plus 8% or at 11% (11% effective rate at December 31, 2017, 2016 and 2015). All remaining outstanding principal under this note is due on August 15, 2023. The total note is in the amount of $8,500,000. The Company may borrow up to the full amount of the note at the sole discretion of the lender. The note payable is secured by all assets of the Company. The lender is subordinated to the collateral position of the bank with the term loan below and Revolving Credit Facility.

	$6,064,623	$6,144,623	$6,384,623
Per agreement entered into July and August 2017, note payable to the Company’s majority equity holder, due in full at maturity on August 15, 2023. Interest is computed at the higher of one-month LIBOR plus 9.50% or at 11% (11% effective rate at December 31, 2017). The note payable is secured by all assets of the Company. The lender is subordinated to the collateral position of the bank with the term loan below and Revolving Credit Facility.	2,000,000	—	—
Note payable, due in monthly principal installments of $14,417 commencing on October 1, 2015. Interest was computed at 30 day LIBOR rate plus 3.00% for an effective rate of 3.50% at December 31, 2015. The total note was in the amount of $865,000. The note payable was secured by all assets of the Company This loan was paid off in September 2016.	—	—	821,750

(Continued)

12.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

NOTE 5 - LONG-TERM DEBT (Continued)

Per amended and restated agreement dated August 15, 2017, note payable, due in monthly principal installments equal to one sixtieth of the principal outstanding under the note on August 1, 2018, commencing on September 1, 2018. Interest is computed at 30 day LIBOR rate plus 3.50% or prime rate plus 0.50% for an effective rate of 5.00% at December 31, 2017. The Company is able to borrow up to $3,500,000 to fund equipment purchases. Prior to the amendment, interest was computed at 30 day LIBOR rate plus 3.00% for an effective rate of 3.50% at December 31, 2015 and the Company was able to borrow up to $1,500,000. The loan was paid off as of December 31, 2016.

	2,002,258	—	191,503

	10,066,881	6,144,623	7,397,876
Less, current maturities	(166,855)	(320,000)	(508,959)

	$9,900,026	$5,824,623	$6,888,917

The aggregate maturities of long-term debt as of December 31, 2017 are:

2018	$166,855
2019	720,452
2020	720,452
2021	720,452
2022	720,452
Thereafter	7,018,218

$10,066,881

NOTE 6 - DERIVATIVE LIABILITY

The Company had a contingent interest feature in its note payable to the Company’s majority equity holder. The feature required the Company to pay contingent interest to the lender at the time of a change in control as defined in the debt agreement. The feature accrued at a rate of 3% of the outstanding debt balance subject to a floor of 50% of the initial principal borrowings of $6,325,000. The fee began accruing at the inception date of the underlying debt agreement until the time at which a change in control is triggered or the contingent interest was paid in full. The contingent interest still accrued in the event the underlying debt agreement was extinguished. Based on the Company’s evaluation of ASC 815, Derivatives and Hedging, the Company determined that this feature was embedded and therefore evaluated it under ASC 815 and determined it is not clearly and closely related to the host instrument, the instrument is not accounted for at fair value through earnings, a separate instrument with the same features would meet the definition of a derivative if it was freestanding, and it does not qualify for an exception from derivative accounting. Therefore, it was determined the feature would be bifurcated and accounted for separately as a derivative. The fair value of the contingent interest feature was to be remeasured at each balance sheet date. The Company determined the fair value of the derivative to be recorded as a liability was $833,168 at December 31, 2015.

From time to time, the Company was able to make prepayments of the contingent interest. The Company made payments totaling $833,168 to pay off the balance of the liability in 2016. Interest stopped accruing at the time the instrument was paid in full. The Company previously made prepayments of $750,000 during 2015.

(Continued)

13.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

NOTE 7 – SIGNIFICANT CUSTOMERS

For the years ended December 31, 2017, 2016 and 2015 three customers exceeded 10% of sales and accounts receivable, respectively.

	2017	% of total	2016	% of total	2015	% of total
Sales	$10,648,764	44.76%	$9,736,981	42.93%	$11,515,279	43.19%
Accounts receivable	$1,550,646	50.55%	$1,393,970	50.87%	$1,664,284	53.78%

NOTE 8 – INCOME TAXES

Income tax provision (benefit) consists of the following:

	2017	2016	2015
Federal
Current	$(23,035)	$(6,242)	$(557,843)
Deferred	(663,445)	(159,323)	135,145
State
Current	—	64,250	(59,787)
Deferred	445	(101,677)	—

Provision for income taxes	$(686,035)	$(202,992)	$(482,485)

A reconciliation of the statutory income tax rate to the Company’s effective income tax rate is as follows:

	2017	2016	2015
Tax computed at statutory rate	$53,693	$(69,017)	$(423,773)
State income tax, net	(293)	(24,702)	(59,787)
Non-deductible meals and entertainment	2,604	2,273	2,380
Non-deductible penalties	—	984	129
Change in rate	(644,000)	—	—
Other	(98,039)	(112,530)	(1,434)

	$(686,035)	$(202,992)	$(482,485)

(Continued)

14.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

NOTE 8—Income Taxes (Continued)

The difference between the effective tax rate and the federal statutory tax rate is primarily due to the revaluation of the deferred tax assets and liabilities and prior year true up of the deferred tax position.

	2017	2016	2015
Non current deferred tax assets	$584,043	$1,008,525	$833,808
Non current deferred tax liabilities	(1,752,043)	(2,839,525)	(2,925,808)

Net deferred balance	$(1,168,000)	$(1,831,000)	$(2,092,000)

The principal sources of deferred tax liabilities are attributable to differences between income tax and financial reporting methods used in recording depreciation, amortization, debt restructuring, and certain accrued liabilities. The deferred tax assets are primarily attributable to transaction costs being amortized for tax purposes and various inventory and accounts receivable reserves.

NOTE 9 – STOCK OPTIONS

In July 2009, the Company adopted the 2009 Stock Incentive Plan. The Plan permitted the grant of 5,900 various stock awards to purchase shares of common stock of the Company to approved key employees as of December 31, 2015. During 2016, the Company authorized an addition 5,500 stock awards.

During 2015, the Company and the holders of these 524 options agreed to exchange the existing options to purchase shares of the Company’s common stock with 524 new options. The new options are for the same number of shares but at a lower exercise price. The termination date is ten years from the date of the modification. Due to the modification the Company had an additional stock option modification expense of $2,350. All additional expense is recorded as share based compensation.

During 2015, a total of 1,575 new options were granted to four employees or directors. The options become exercisable in equal yearly installments on the anniversary date of each of the three years following the date of grant. The options expire in ten years from the date of grant.

During 2016, a total of 4,581 additional options were granted to eight employees or directors. The options become exercisable in equal yearly installments on the anniversary date of each of the three years following the date of grant. The options expire in ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using a Black Scholes option valuation model that uses the assumptions noted in the table below. Expected volatilities are based on comparisons with similar companies. The expected term of the options are based on the exercisable period. The Company uses historical data to estimate employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The remaining weighted average life on the stock options approximates 8 years. The calculation fair value is then recorded net of expected forfeitures.

(Continued)

15.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

NOTE 9—STOCK OPTIONS (Continued)

	2017	2016	2015
Assumptions used for issuance of stock options
Expected volatility	N/A	43%	35%
Expected dividends	N/A	0%	0%
Expected term	N/A	10 years	10 years
Risk-free rate	N/A	1.97%	2.55%

A summary of option activity under the Plan as of December 31, 2017, 2016 and 2015:

	2017		2016		2015
Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding, beginning of year	6,680	$32.54	2,099	$32.54	524	$195.78
Granted	—	—	4,581	32.54	2,099	32.54
Excerised	—	—	—	—	—	—
Forfeited or expired	—	—	—	—	(524)	(195,78)

Outstanding, end of year	6,680	$32.54	6,680	$32.54	2,099	$32.54

Exercisable, end of year	3,626	$32.54	1,400	$32.54	700	$32.54

A summary of the status of the Company’s options as of December 31, 2017, 2016 and 2015, and changes during the years ended are presented below:

	2017		2016		2015
Options	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value
Nonvested, beginning of year	4,644	$17.66	1,399	$15.88	350	$104.06
Granted	—	—	4,581	17.97	2,099	15.88
Vested	(2,227)	(17.31)	(1,336)	(16.88)	(700)	(15.88)
Forfeited	—	—	—	—	(350)	(104.06)

Nonvested, end of year	2,417	$17.97	4,644	$17.66	1,399	$15.88

As of December 31, 2017, 2016 and 2015, there was approximately $39,108, $82,042, and $36,500, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This expense will be recognized over the next 1.5 years. In accordance with ASC 718, due to the fact that the options vest with time, the Company has recognized approximately $42,933, $28,525, and $20,582 of stock based compensation as of December 31, 2017, 2016 and 2015, respectively, related to options that the employees have earned.

(Continued)

16.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

NOTE 10 – LEASE COMMITMENTS

The Company leases manufacturing and office facilities, and certain pieces of equipment under several operating leases. Rent expense for the years ending December 31, 2017, 2016 and 2015 approximated $885,000, $888,000, and $1,095,000, respectively. Total minimum rentals under non-cancellable operating leases as of December 31, 2017 over future fiscal years are approximately:

2018	$752,200
2019	540,100
2020	470,200
2021	465,700
2022	465,000
Thereafter	891,300

$3,584,500

NOTE 11 – EMPLOYEE BENEFIT PLANS

The Company maintains 401 (k) plans covering all full-time employees. The Company matches employee’s contributions up to the first 4% contributed by the employee. The Company may also make a discretionary bonus contribution to the plan. During 2017, 2016 and 2015, the Company did not make a bonus contribution.

For the years ended December 31, 2017, 2016 and 2015, total contribution for the plans approximated $133,200, $121,700, and $141,600.

NOTE 12 – CONTINGENCIES

On February 20, 2018, the Company received notice of a claim for damages by a major customer due to the delivery of defective products in July 2017. The Company is vigorously defending itself and has performed testing on the product. Based on the results of that testing, it is management’s opinion that, while the products did not meet certain specifications, they were not defective. Due to the timing of the claim notice and on-going investigation, the Company is unable to estimate the possible loss or range of loss as relates to the matter. Accordingly, no amount has been accrued as of December 31, 2017.

17.